UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Results of the extraordinary meeting of shareholders

On December 9, 2025, Codere Online Luxembourg, S.A. (the “Company”) held an extraordinary shareholders’ meeting with a single resolution to appoint with immediate effect Mr. Gaëtan Dumont to the Board of Directors.

The resolution submitted to the Company’s shareholders at the above meeting was duly approved.

A copy of the convening notice to the shareholder meeting was previously furnished as Exhibit 99.1 to a report on Form 6-K filed on November 26, 2025, and made available at the Company’s website (https://www.codereonline.com) since that date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: December 9, 2025	/s/ Aviv Sher
Aviv Sher
Chief Executive Officer